EXHIBIT 99.1

Electra Awards $6.1 Million Contract to EXP Services for Project Management and Engineering Support at Ontario Refinery

TORONTO, Feb. 03, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) has awarded a US$6.1 million (C$8.3 million) contract to EXP Services Inc. ("EXP") to provide engineering, project management, and construction management services during the construction phase of Electra’s Ontario battery materials refinery project.

"Partnering with EXP provides Electra with the additional project and construction management support needed as we move into the final phase of refinery development," said Paolo Toscano, VP Project & Engineering. "The team is committed to safety and timely execution as we work to build capacity for a domestic supply of battery-grade materials."

This partnership enhances Electra’s project execution capabilities as the Company advances North America’s first cobalt sulfate refinery toward mechanical completion and commissioning in 2027.

"Electra is focused on commissioning its cobalt sulfate refinery in 2027," said Trent Mell, CEO. "As governments and the private sector seek to secure critical minerals and de-risk critical mineral supply chains, Electra’s facility is positioned as a strategic asset to support North America’s military and industrial base."

Electra’s cobalt refinery is the only facility of its kind under development in North America. Located in Temiskaming Shores, Ontario, the refinery is entering the final phase of construction, with key civil, mechanical, and structural work completed including foundations, utilities, the solvent extraction building, and much of the installation of key solvent extraction and crystallizer equipment. Electra’s early works program includes engineering, procurement, and construction planning activities such as finalizing detailed engineering, the completion of piping and instrumentation diagrams (P&IDs), and HAZOP reviews. The Company has also restarted the procurement process with the purchase of key piping and electrical components including automated valves and control systems. Site preparation and materials handling installations have also been advanced, including the establishment of laydown areas, warehousing, and logistics support for equipment and materials, positioning the project for full construction mobilization in the coming weeks.

Electra is targeting mechanical completion of the refinery in H1 2027, with commissioning and production in the months that follow. Once fully operational, the facility is expected to produce 5,100 tonnes of cobalt annually in a battery-grade cobalt sulfate, with a subsequent expansion to 6,500 tonnes of contained cobalt in sulfate per year.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s current focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in the Idaho Cobalt Belt, including its Iron Creek and Ruby projects, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover lithium and other critical minerals from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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